James Lopez

Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 10, 2022

Re:	Here Collection LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 4
File No. 024-11750

Dear Mr. Lopez and Mr. Holt:

On behalf of Here Collection LLC, I hereby request qualification of the above-referenced Post Qualification Amendment No. 4 to the Offering Statement on Form 1-A at 4:00pm, Eastern Time, on Monday, June 13, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Corey Ashton Walters
Name:	Corey Ashton Walters
Title:	Chief Executive Officer of the Managing Member of Here Collection LLC